EXHIBIT A
This Schedule 13G is being filed by a group comprised of Associated Banc-Corp, Associated Bank, National Association, and Associated Trust Company, National Association. Associated Banc-Corp is a parent holding company of Associated Bank, National Association, a banking institution which owns all the shares of Associated Trust Company, National Association, a banking institution.